

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 20, 2011

<u>Via E-mail</u>
Ms. Ann J. Bruder, Esq.
General Counsel and Corporate Secretary
Commercial Metals Company
6565 North MacArthur Boulevard, Suite 800
Irving, Texas 75039

   **Re: Commercial Metals Company
     Schedule 14D-9
     Filed on December 19, 2011
     File No. 005-34607**

     **Amendment No. 1 to Schedule 14D-9
     Filed on December 19, 2011
     File No. 005-34607**

Dear Ms. Bruder:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>The Board firmly believes…., page 18</u>

1. Please provide support for the following:

- the company is one of the world's lowest cost producers of steel products;

- the company's cost structure has enabled it to maintain a position among the top three in the key segments in which it operates throughout the economic cycle; and
- recently announced initiatives will increase pre-tax profits by approximately $33 million on an annualized basis, beginning in calendar year 2012.

The Offer fails to deliver, page 19

2.   We note your statement that applying the mean stock price increase of your peers from November 25, 2011 to December 16, 2011 to your own shares shows that the offer represents only an 18.2% premium. Please tell us, with a view towards revised disclosure, how the board of directors determined that this was significant, and did not represent a substantial premium.

The conditions to the Offer, as well as the identity of the Offeror…. , page 21

3.   Please provide support for your statement that, since 2000, Mr. Icahn and his affiliates have made public proposals to acquire at least 14 other public companies that were not in bankruptcy proceedings and launched six unsuccessful tender offers relating to these companies. Please also tell us, with a view towards revised disclosure, how many public proposals and successful tender offers Mr. Icahn made in the aggregate during this period.

Forward-Looking Statements, page 29

4.   Disclosure made in connection with a tender offer is not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the PSLRA in disclosure made in connection with your tender offer, including press releases, offers to purchase, and proxy materials.

Amendment No. 1 to Schedule 14D-9

5.   Please provide support for the following statements:

- that you have taken, and continue to take, steps to reduce your cost structure and realign your sales to higher margin products;
- that you have reported a substantial financial improvement in the CMC Recycling, Americas Mills, and International Marketing and Distribution segments, and significantly enhanced results in your Polish operation; and
- that you have an attractive and profitable international growth platform.

6.   We note your statements that Mr. Icahn's nominees are "clearly being put forth to further his attempt to acquire the Company," and that his proxy solicitation is a "transparent plot

to acquire the Company at a bargain basement price" and "a tactic to further his own agenda of acquiring CMC." While Mr. Icahn's proxy solicitation may further his tender offer, please tell us how you determined that Mr. Icahn, as a shareholder, could not have other legitimate motives for his solicitation, which your disclosure can be taken to imply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Paul L. Choi, Esq.
        Sidley Austin LLP